Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM REPORTS RESULTS FOR

FOURTH QUARTER AND FISCAL YEAR 2009

– Company Preparing for Q3 2010 U.S. Launch of OLEPTRO™ –

LAVAL, Quebec (February 25, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today reported its financial results for the fourth quarter and fiscal year ended December 31, 2009.  All figures are in Canadian dollars unless otherwise stated.

“On February 2, Labopharm realized an important milestone – the FDA’s approval of our once-daily antidepressant, OLEPTRO™, for the U.S. market ,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.

Labopharm expects to launch OLEPTRO™ in the third quarter of 2010.  The Company is focused on securing a marketing partnership that would allow Labopharm to participate in OLEPTRO™’s marketing and sales effort.   Labopharm’s recently completed equity offering allows the Company to continue to prepare for the commercial launch of OLEPTRO™ in parallel with its partnering discussions.

“We have invested a considerable amount of time and effort to understand our physician, patient and payor audiences, are in the process of finalizing a commercial strategy, including positioning, market access and distribution, and are pleased with the preliminary indications regarding our payor status,” added Mr. Howard-Tripp.

Financial Summary

Revenue from sales of the Company’s once-daily tramadol product for the fourth quarter of fiscal 2009 increased to $4.7 million from $3.3 million for the fourth quarter of fiscal 2008 and was composed of product sales outside of the U.S. of $4.5 million and product sales in the U.S. of $0.2 million.  Total revenue for the fourth quarter of fiscal 2009 was $6.7 million compared with $4.4 million for the fourth quarter of fiscal 2008.

Gross margin for sales outside of the U.S. for the fourth quarter of fiscal 2009 was 55% compared with 56% for the fourth quarter of fiscal 2008.  Research and development expenses, net of research and development tax credits, for the fourth quarter of fiscal 2009 were $2.6 million compared with $5.2 million for the fourth quarter of fiscal 2008.  Selling, general and administrative expenses for the fourth quarter of fiscal 2009 were $5.2 million compared with

$10.6 million for the fourth quarter of fiscal 2008 and included an accrual of $1.2 million in 2009 compared to $4.8 million in 2008, for the Company’s share of litigation costs for patent enforcement related to its once-daily tramadol product in the U.S.  Net loss for the fourth quarter of fiscal 2009 was $6.4 million, or $0.11 per share, compared with $14.6 million, or $0.26 per share, for the fourth quarter of fiscal 2008.

Other Key Developments

OLEPTRO™ (Antidepressant)

Awaiting Canadian Regulatory Approval – Labopharm’s New Drug Submission for OLEPTRO™ is currently under regulatory review in Canada with an anticipated action date of August 4, 2010.

Twice-Daily Tramadol-Acetaminophen Formulation

Initiated Regulatory Approval Process in Europe – Labopharm initiated the regulatory approval process for its twice-daily tramadol-acetaminophen formulation for a number of European countries under the Decentralized Procedure (DCP), which provides an efficient mechanism that allows a company to simultaneously pursue regulatory approval for a medicinal product in multiple jurisdictions in Europe.  The countries for which the DCP has been initiated represent more than 25% of the European market for tramadol-acetaminophen products.

Once-Daily Tramadol

Global In-Market Sales Continue to Grow – In-market sales (in U.S. dollars) of Labopharm’s product (that is, sales of Labopharm’s product by its licensing and distribution partners to end users) for the 12-months ended September 30, 2009 grew by 63% compared to the comparable period of 2008.

Tridural is Canada’s Best-Selling Once-Daily Tramadol Product for 2009 – Labopharm’s product (marketed under the brand name Tridural™ in Canada) was the best-selling once-daily tramadol product in Canada for 2009.

Abuse-Misuse-Deterrent Platform

Initiated Clinical Development Program – Labopharm initiated the clinical program for its first product, an abuse- and misuse-deterrent formulation of a widely prescribed combination opioid pain product.

Financial Results

Three-Month Period Ended December 31, 2009

Revenue from product sales in all territories for the fourth quarter of fiscal 2009 increased to $4.7 million from $3.3 million for the fourth quarter of fiscal 2008.  Revenue from product sales to territories other than the U.S. was $4.5 million compared with $3.3 million for the fourth quarter of fiscal 2008.  The increase was the result of both higher sales volumes and a higher average selling price in the fourth quarter of 2009.  Total revenue for the fourth quarter of fiscal 2009 was $6.7 million compared with $4.4 million for the fourth quarter of fiscal 2008.

Under its licensing and distribution agreement with Purdue Pharma Products L.P. for RYZOLT™ in the United States, Labopharm is currently entitled to royalty payments of 20% of Purdue's net sales of the product. Royalty revenue recorded on sales of RYZOLT™ in the U.S., which is recognized for accounting purposes upon dispensing of the product to the patient based on third-party prescription data (the “sell-through” method), was $0.6 million for the fourth quarter of 2009.

Labopharm supplies finished packaged RYZOLT™ product at cost to Purdue, for which the Company records revenue from product sales that generate essentially no gross margin. As a result, gross margin figures discussed below exclude sales and cost of goods sold for product sold in the U.S. to provide a more meaningful understanding of those figures. Gross margin (as a percentage of revenue from product sales) for territories outside the U.S. for the fourth quarter of fiscal 2009 was 55% compared with 56% for the fourth quarter of fiscal 2008.

Licensing revenue for the fourth quarter of fiscal 2009 was $1.2 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for its once-daily tramadol product and twice-daily tramadol-acetaminophen formulation.  Licensing revenue for the fourth quarter of fiscal 2008 was $1.2 million.

Research and development expenses, before research and development tax credits, for the fourth quarter of fiscal 2009 were $3.0 million compared with $4.2 million for the fourth quarter of fiscal 2008.  The decrease was primarily the result of lower clinical trial costs in the fourth quarter of fiscal 2009.  Research and development tax credits for the fourth quarter of fiscal 2009 were $0.4 million compared with negative $1.0 million in the fourth quarter of 2008.  Negative R&D tax credits for the fourth quarter of 2008 were the result of a reversal due to a change in tax planning strategy in 2008.

Selling, general and administrative expenses for the fourth quarter of fiscal 2009 were $5.2 million compared with $10.6 million for the fourth quarter of fiscal 2008.  The decrease is primarily the result of lower accruals for the Company's share of litigation costs incurred by Purdue to enforce certain of Purdue's U.S. patents related to Labopharm's once-daily tramadol product, which were $1.2 million for the fourth quarter of 2009 compared with $4.8 million for the fourth quarter of 2008.  The Company also incurred a $0.9 million restructuring charge during the fourth quarter of 2009 as a result of the reduction in workforce announced in November 2009.

Net loss for the fourth quarter of fiscal 2009 was $6.4 million, or $0.11 per share, compared with $14.6 million, or $0.26 per share, for the fourth quarter of fiscal 2008.

Cash, cash equivalents and marketable securities as at December 31, 2009 were $24.5 million compared with $23.8 million as at September 30, 2009.  During the fourth quarter of fiscal 2009, the Company received a 4.0 million Euros (CAD$6.2 million) payment under its distribution and supply agreement with Gr ü nenthal GmbH.  Subsequent to quarter end, the Company completed a draw down under its standby equity distribution agreement ( SEDA) and an underwritten public offering of units that, combined, generated net proceeds of approximately US$21.9 million (CAD$22.9 million).

Twelve-Month Period Ended December 31, 2009

Revenue for fiscal 2009 was $24.6 million compared with $22.0 million for fiscal 2008.  Revenue from product sales in all territories for fiscal 2009 increased to $18.5 million from $13.2 million for fiscal 2008.  Revenue from product sales to territories other than the U.S. increased to $15.8 million from $13.2 for fiscal 2008.  The increase in product sales to territories other than the U.S. is primarily the result of a higher average selling price per tablet in 2009 due to more favourable country and product dosage strength mixes.  Product sales to the U.S. were $2.7 million.  Royalty revenue recorded on U.S. sales was $1.0 million.

Gross margin (as a percentage of revenue from product sales) for territories outside the U.S. for fiscal 2009 was 62% compared with 56% for fiscal 2008.  The increase is primarily the result of higher average selling prices per tablet during fiscal 2009.

Licensing revenue for fiscal 2009 was $4.9 million and represented a portion of licensing payments received from the Company’s licensing and distribution partners for its once-daily tramadol product and twice-daily tramadol-acetaminophen formulation.  Licensing revenue for fiscal 2008 was $8.9 million, including the non-recurring licensing revenue of $4.4 million related to the Company’s reacquisition of the rights to its once-daily tramadol product for the United Kingdom.

Net loss for fiscal 2009 was $26.1 million, or $0.46 per share, compared with $40.6 million, or $0.72 per share, for fiscal 2008.  The decrease in net loss is primarily the result of lower research and development costs, a higher foreign exchange gain and the absence of an impairment loss, which were partially offset by lower interest income, higher financial expenses and the restructuring charge incurred in fiscal 2009.

Conference Call

Labopharm will host a conference call today (Thursday, February 25, 2010) at 8:30 a.m. ET to discuss its 2009 fourth quarter and year end results. To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191 .  Please connect approximately five minutes prior to the beginning of the call to ensure participation.  The conference call will be archived for replay until midnight on Thursday, March 4, 2010.  To access the archived conference call, dial 416-849-0833 or 1-800-642-1687 and enter the reservation number 54748406 followed by the number sign .  A live audio webcast of the conference call will be available at www.labopharm.com.  Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above web site for 30 days.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada. Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, including statements concerning the market opportunity for OLEPTRO™, statements concerning partnering discussions and commercialization plan for OLEPTRO™, and statements concerning the Company’s pipeline of product candidates, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties, including risks related to the Company’s ability to complete a partnering transaction and the terms of any such collaboration, if any, risks related to the market acceptance of the Company’s products and the speed of adoption by clinicians, risks related to intellectual property protection and potential infringement of third-party rights, risks related to research and development of pharmaceutical products and regulatory approvals, and risks associated with intense competition in the pharmaceutical industry generally. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

RYZOLT™ is a trademark of Purdue Pharma Products L.P.

OLEPTRO™ is a trademark of Labopharm Inc.

CONTRAMID® is a registered trademark of Labopharm Inc.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com

Labopharm Inc.

CONSOLIDATED BALANCE SHEETS

[Thousands of Canadian dollars]

As at December 31,	2009 $	2008 [Restated] $

ASSETS
Current
Cash and cash equivalents	23,650	8,373
Marketable securities	854	36,520
Accounts receivable	4,736	3,277
Research and development tax credits receivable	2,584	1,274
Income taxes receivable	223	474
Inventories	2,637	1,760
Prepaid expenses and other assets	701	641
Total current assets	35,385	52,319
Restricted long-term investments	133	141
Long-term investment	2,885	3,178
Property, plant and equipment	8,575	9,741
Intangible assets	2,018	2,263
Future income tax assets	124	145
	49,120	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	18,124	13,134
Current portion of deferred revenue	2,938	4,768
Current portion of obligations under capital leases	309	271
Current portion of long-term debt	3,558	3,378
Total current liabilities	24,929	21,551
Deferred revenue	14,364	9,094
Obligations under capital leases	5,033	5,342
Long-term debt	18,939	20,265
Total liabilities	63,265	56,252

Shareholders’ equity (deficiency)
Capital stock
Common shares, no par value, unlimited authorized shares, 57,456,364 and 56,826,063 issued as at December 31, 2009 and 2008, respectively	242,316	241,967
Warrants	937	751
Contributed surplus	16,385	14,937
Deficit	(273,625)	(247,515)
Accumulated other comprehensive income (loss)	(158)	1,395
Total shareholders’ equity (deficiency)	(14,145)	11,535
	49,120	67,787

CONSOLIDATED STATEMENTS OF OPERATIONS

[Thousands of Canadian dollars, except share and per share amounts]

For periods of :	Three months ended:		Twelve months ended:
	Dec. 31, 2009	Dec. 31, 2008 [Restated]	Dec. 31, 2009	Dec. 31, 2008 [Restated]
	$	$	$	$

REVENUE
Product sales	4,664	3,278	18,480	13,158
Licensing	1,238	1,155	4,902	8,856
Royalties	637	—	962	—
Research and development collaborations	182	—	228	—
	6,721	4,433	24,572	22,014

EXPENSES
Cost of goods sold (excluding amortization)	2,194	1,429	8,345	5,818
Research and development expenses, net	2,606	5,187	12,703	23,451
Selling, general and administrative expenses	5,241	10,604	26,274	26,683
Financial expenses	1,286	980	4,296	3,133
Impairment loss on long-term investment	—	200	—	1,291
Amortization of property, plant and equipment and intangible assets	464	499	1,822	1,975
Interest income	(39)	(320)	(417)	(1,874)
Foreign exchange loss (gain)	440	2,039	(3,239)	2,235
Restructuring costs	897	—	897	—
	13,089	20,618	50,681	62,712
Loss before income taxes	(6,368)	(16,185)	(26,109)	(40,698)
Income tax expense (recovery)	(10)	(1,559)	1	(59)
Net loss for the period	(6,358)	(14,626)	(26,110)	(40,639)

Net loss per share – basic and diluted	(0,11)	(0,26)	(0,46)	(0,72)

Weighted average number of common shares outstanding	57,428,695	56,826,063	57,123,105	56,822,506

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Thousands of Canadian dollars]

For periods of :	Three months ended:		Twelve months ended:
	Dec. 31, 2009	Dec. 31, 2008 [Restated]	Dec. 31, 2009	Dec. 31, 2008 [Restated]
	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(6,358)	(14,626)	(26,110)	(40,639)
Items not affecting cash :
Amortization of property, plant and equipment	265	260	1,494	1,646
Amortization of intangible assets	199	239	328	329
Amortization of premiums and discounts on marketable securities	20	20	110	53
Loss on sale of property, plant and equipment	—	—	65	—
Impairment loss on long-term investment	—	200	—	1,291
Non-cash financial expenses	211	135	707	423
Unrealized foreign exchange (gain) loss	(636)	1,683	(2,648)	2,069
Stock-based compensation	140	433	1,479	2,414
	(6,159)	(11,656)	(24,575)	(32,414)
Net change in other operating items	6,771	4,198	5,937	(1,708)
	612	(7,458)	(18,638)	(34,122)

INVESTING ACTIVITIES
Acquisition of marketable securities	—	(9,728)	(8,466)	(50,243)
Proceeds from disposals of marketable securities	—	3,234	9,420	3,234
Proceeds from maturities of marketable securities	9,034	—	32,639	67,019
Acquisition of restricted long-term investment	—	—	—	(45)
Acquisition of property, plant and equipment	(15)	(34)	(334)	(1,300)
Acquisition of intangible assets	(26)	(333)	(83)	(507)
	8,993	(6,861)	33,176	18,158

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(72)	(65)	(271)	(203)
Proceeds from issuance of common shares	20	—	547	8
Payment of issuance costs of common shares	(83)	—	(118)	—
Proceeds from issuance of long-term debt	—	5,647	2,549	5,647
Proceeds from issuance of warrants	—	190	—	190
Financing costs incurred	—	—	(362)	(118)
	(135)	5,772	2,345	5,524

Foreign exchange gain (loss) on cash held in foreign currencies	(348)	1,192	(1,606)	1,640
Net increase (decrease) in cash and cash equivalents during the period	9,122	(7,355)	15,277	(8,800)
Cash and cash equivalents, beginning of period	14,528	15,728	8,373	17,173
Cash and cash equivalents, end of period	23,650	8,373	23,650	8,373
Supplemental cash flow information:
Interest paid	764	696	3,281	2,473
Income taxes paid (received)	16	—	(200)	267